EXHIBIT (a)(14)







         Yes, I want to be part of one of the world's leading freight companies.


         Yes, I want what's best for America's economy.


         Yes, I want to have better access to global markets.


         Yes, I want to do what's best for the environment.


         Yes, I want railroads to be more competitive with trucks.


         Yes, I want to have less congestion on the nation's highways.


         Yes, I want to have more direct and efficient railroads.


         Yes, I want to invest in America's future.


         Yes, I support the merger of Conrail and CSX.

















                           [CONRAIL LOGO]     [CSX LOGO]
                         Carrying America into the Future


         CSX is not soliciting, and this advertisement does not constitute a solicitation of any proxy, vote or consent as to any matter. In addition, this advertisement does not constitute an offer to sell or buy or the solicitation of an offer to sell or buy, any securities.